November 21, 2025

CONFIDENTIAL SUBMISSION VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

Re: Confidential Submission of Draft Registration Statement on Form F-4
Odysseus Holdings Limited
CIK No. 0002087587

Ladies and Gentlemen:

On behalf of Odysseus Holdings Limited (the “Company”), we hereby confidentially submit pursuant to the Securities Act of 1933, as amended, a draft Registration Statement on Form F-4 (the “Registration Statement”) for non-public review by the Staff (the “Staff”) of the Securities and Exchange Commission prior to the public filing of the Registration Statement. The Registration Statement is being submitted in connection with the business combination between the Company, CoinShares International Limited, which is a co-registrant of the Registration Statement (the “Co-Registrant”), Vine Hill Capital Investment Corp. and the other parties thereto. The Company and Co-Registrant will publicly file the Registration Statement and non-public draft submissions at least 15 days prior to the requested effective date of the Registration Statement.

Please do not hesitate to contact me at (212) 819-7642 with any questions you may have regarding this confidential submission.

Very truly yours,
/s/ Joel L. Rubinstein
Joel L. Rubinstein